UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
May 9, 2025
Commission File Number: 001-41731

FIDELIS INSURANCE HOLDINGS LIMITED
(Exact Name of Registrant as Specified in its Charter)
Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM08
+1 441 279 2590
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

Submission of Matters to a Vote of Shareholders

The Company held its 2025 Annual Meeting of Shareholders (the “2025 Annual Meeting”) on May 6, 2025, in Pembroke, Bermuda, pursuant to notice duly given.

At the close of business on March 24, 2025, the record date for the determination of shareholders entitled to vote at the 2025 Annual Meeting, there were 110,678,543 shares of the Company’s common stock outstanding, each share being entitled to vote, constituting all of the outstanding voting securities of the Company. At the 2025 Annual Meeting, the holders of 90,361,558 shares of the Company’s common stock were represented in person or by proxy, constituting a quorum.

At the 2025 Annual Meeting, the Company's shareholders voted on the following two proposals. The results are presented below.

Proposal 1 – Election of Class I Directors for a Three-Year Term

At the 2025 Annual Meeting, the vote on Proposal 1, to elect four (4) Class II directors, each to serve for a three-year term until the 2028 Annual Meeting of Shareholders, or until their successors are elected, or until their offices are vacated in accordance with the Company’s Amended and Restated Bylaws, was as follows:

Nominee	Votes For	Votes Against	Abstentions
Matthew Adams	89,803,606	554,195	3,757
Daniel Brand	89,626,619	731,182	3,757
Allan Decleir	86,998,354	3,359,447	3,757
Daniel Kilpatrick	89,700,105	657,696	3,757

Proposal 2 – Ratification of Appointment of Independent Registered Public Accounting Firm

At the 2025 Annual Meeting, the vote on Proposal 2, to ratify the appointment of KPMG Audit Limited, an independent registered public accounting firm, to act as the Company’s independent auditor for the fiscal year ending December 31, 2025, and to authorize the Board of Directors, acting through the Company’s Audit Committee, to fix the remuneration of the Company’s independent auditor for the fiscal year ending December 31, 2025, was as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
89,912,144	446,577	2,837	—

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELIS INSURANCE HOLDINGS LIMITED

Dated: May 9, 2025	By:	/s/ Janice Weidenborner
	Name:	Janice Weidenborner
	Title:	Group Chief Legal Officer